UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:   000-13355

ASM INTERNATIONAL N.V.
(Exact name of registrant as specified in its charter)

Versterkerstraat 8, 1322 AP Almere, The Netherlands        +31 88 100 8810

(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Common Shares, par value € 0.04
5.25% Convertible Subordinated Notes due May 15, 2010
4.25% Convertible Subordinated Notes due December 6, 2011

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12h-6(a) [X] (for equity securities)	Rule 12h-6(a) [ ] (for successor registrants)
Rule 12h-6(c) [X] (for debt securities)	Rule 12h-6(a) [ ] (for prior Form 15 filers)

PART I

Item 1.        Exchange Act Reporting History

A.ASM International N.V. (the “Registrant”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in 1981 when the Registrant's registration statement on Form S-1 was declared effective by U.S. Securities and Exchange Commission (the “Commission”).

B.The Registrant has filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report on Form 20-F under section 13(a).

Item 2.         Recent United States Market Activity

Except for sales to employees, the Registrant’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, when the Registrant registered the resale of up to $150,000,000 of 4.25% Convertible Subordinated Notes due December 6, 2011 and the common shares issuable upon conversion of the Notes. The Registration Statement was declared effective by the Commission on June 28, 2005. The Notes and underlying common shares were deregistered on March 29, 2007 by filing of a Post-Effective Amendment No. 1 with the Commission on March 29, 2007.

Item 3.        Foreign Listing and Primary Trading Market

A.     The Registrant has maintained a listing of its common shares on the Euronext Amsterdam Stock Exchange in the Netherlands, and the BATS Chi-X Europe Exchange in the United Kingdom. The Netherlands and the United Kingdom constitute the primary trading market for the Registrant’s common shares.

B.    The Registrant’s common shares were initially listed on the Euronext Amsterdam Stock Exchange in December 1996. The Registrant’s common shares were first traded on Chi-X Europe in April 2008 and first traded on BATS Europe in January 2009, prior to the combination of Chi-X Europe and BATS Europe in November 2011. The Registrant has maintained the listings of its common shares on the Euronext Amsterdam Stock Exchange and the BATS Chi-X Europe Exchange for at least the 12 months preceding the filing of this Form 15F.

C.    During the 12-month period beginning on July 24, 2014 and ending on July 23, 2015, at least 36% of the worldwide average daily trading volume ("ADTV") in the Registrant’s common shares occurred in the Netherlands and at least 39.7% of the worldwide average daily trading volume in the Registrant’s common shares occurred in the United Kingdom. During this period, the average daily trading volume of the subject securities in each of the Netherlands and the United Kingdom was greater than the ADTV of the subject securities in the United States. Refer to the Comparative Trading Volume Data in Tabular Form, attached hereto as Exhibit 99.1.

Item 4.        Comparative Trading Volume Data

A.The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on July 24, 2014 and ended on July 23, 2015 (the “Applicable Period”).

B.    For the Applicable Period, the ADTV of the Registrant's common shares in the United States was 4,974 and the ADTV of the common shares on a worldwide basis was 726,805. Refer to the Comparative Trading Volume Data in Tabular Form, attached hereto as Exhibit 99.1.

C.     For the Applicable Period, the ADTV of the Registrant's common shares in the United States as a percentage of the ADTV of the common shares on a worldwide basis was 0.7%.

D.     The Registrant’s common shares have been voluntarily delisted from the Nasdaq Stock Market. The final day of trading on the Nasdaq Stock Market was August 20, 2015. As of that date, the ADTV of the common shares in the United States as a percentage of the ADTV of the common shares on a worldwide basis for the preceding 12-month period was 0.6%.

E.     Not applicable.

F.    The foregoing trading volume information was obtained using Bloomberg.

Item 5.        Alternative Record Holder Information.

Not applicable.

Item 6.         Debt Securities.

The Registrant is the issuer of the 5.25% Convertible Subordinated Notes due May 15, 2010 and the 4.25% Convertible Subordinated Notes due December 6, 2011. These securities are no longer outstanding, and therefore there are no holders.

Item 7.        Notice Requirement.

A.On July 29, 2015, the Registrant disclosed in a press release its intent to voluntarily terminate its reporting requirements under Sections 13(a) and 15(d) of the Exchange Act.

B.The press release described above was transmitted by GlobeNewswire and Thomson Reuters One in the United States and submitted to the Commission under Form 6-K on July 30, 2015. Additionally, the notices were posted and have been maintained on the Registrant’s website.

Item 8.         Prior Form 15 Filers.

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption.

The Registrant will publish the information required under Rule 12g3-2(b)(1)(iii), in English, on its website www.asm.com.

PART III

Item 10. Exhibits.

Exhibit 99.1         Comparative Trading Volume Data in Tabular Form

Item 11. Undertakings.

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12 month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, ASM International N.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing so, ASM International N.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

ASM INTERNATIONAL NV

Date:	August 21, 2015	/S/ PETER A.M. VAN BOMMEL
Peter A.M. van Bommel
Chief Financial Officer

ASM INTERNATIONAL N.V.
(COMMISSION FILE NO. 000-13355)
EXHIBIT INDEX
TO
FORM 15F
DATED AUGUST 21, 2015

Exhibit No.	Exhibit Description	Filed Herewith
99.1	Comparative Trading Volume Data in Tabular Form	X